VELCRO®





FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2004

1

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2005 were $65,248,000, which was an increase of 5% over 2004. Operating earnings for the quarter were $5,265,000, an increase of 20% over the comparable period last year.

The sales growth for the quarter included several successful new product introductions and applications. The increase in operating earnings was encouraging, although the comparison was to a relatively weak first quarter last year.

Investment income totaled $3,244,000 for the first quarter of fiscal year 2005, up from $1,009,000 in 2004. This increase related to realized capital gains on sales of equity securities.

Net earnings for the first quarter were $6,140,000 ($.20 per share), an increase of 86% over the corresponding period for 2004.

At the Annual General Meeting of Shareholders held on February 7, 2005, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Wil de Hollander, Derek R Gray, A. John Holton, Rodney C. Howkins and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At December 31, 2004

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

As reported at the Annual General Meeting, Velcro Industries N.V. is undertaking a comprehensive review of its Articles of Incorporation as a consequence of recent changes in Netherlands Antilles corporate laws. Any amendments to the Articles of Incorporation recommended as a result of this review will be presented to the shareholders for consideration and adoption.

For the Board of Directors





Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 10, 2005

Dec. 31, 2004 US$'000	Sept. 30, 2004 US$'000
113,663	111,947
(49,065)	(44,325)
64,598	67,622
256,646	245,512
(12,417)	(13,156)
308,827	299,978
315,892	307,043
(7,065)	(7,065)
308,827	299,978

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2004

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
Earnings after Income Taxes
Loss Applicable to Minority Shareholders
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim
financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2004

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim
financial statements are an integral part hereof.

Three Months Ended	
Dec. 31 2004	Dec. 31 2003
US$'000	US$'000
65,248	62,108
(59,983)	(57,720)
5,265	4,388
122	100
(137)	(256)
1,664	793
1,580	216
8,494	5,241
2,354	1,944
6,140	3,297
---	8
6,140	3,305
30,040,490	30,040,490
.20	.11
.30	.30

Three Months Ended	
Dec. 31 2004	Dec. 31 2003
US$'000	US$'000
6,113	4,259
(2,855)	(2,605)
489	2,523
3,747	4,177
20,670	20,400
24,417	24,577

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Three Months Ended December 31, 2004

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2003	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends declared		
Balance at December 31, 2003	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2004	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends declared		
Balance at December 31, 2004	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2004, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

In accordance with recent IFRS interpretations, effective October 1, 2004, the Company classifies freight costs incurred for shipments of products to customers in cost of sales. Previously, these costs were recorded as a reduction in sales. These freight costs totaled $1,066,000 for the first quarter of 2005. The prior year's comparative amounts have been reclassified to conform to this classification.

	For the Three Months Ended December 31, 2004		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	65,248		65,248
Investment income		3,244	3,244
Segment Results	5,484	3,147	8,631

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
235,924	17,066	3,935	280,215
3,305			3,305
	8,792		8,792
	(155)		(155)
		3,271	3,271
(9,012)			(9,012)
230,217	25,703	7,206	286,416

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
254,464	21,087	8,202	307,043
6,140			6,140
	8,472		8,472
	(1,456)		(1,456)
		4,705	4,705
(9,012)			(9,012)
251,592	28,103	12,907	315,892

2. Dividends

The dividend of $0.30 per common share payable on January 6, 2005 to shareholders of record as of December 6, 2004 has been recorded as a liability as of December 31, 2004.

3. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Three Months Ended December 31, 2003		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
62,108		62,108
	1,009	1,009
4,594	903	5,497

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES



TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA